Exhibit (d)(5)(i)

EXPENSE LIMITATION AND

REIMBURSEMENT AGREEMENT

This AGREEMENT is made this 28th day of January 2010, between CNI Charter Funds (the “Trust”), a Delaware statutory trust, City National Asset Management, Inc. (“CNAM”), a California corporation, and SKBA Capital Management, LLC (“SKBA”), a Delaware limited liability company.

WHEREAS, CNAM has entered into an Investment Management Agreement with the Trust pursuant to which CNAM agrees to provide, or arrange for the provision of, investment advisory and management services to certain series of the Trust, including the Opportunistic Value Fund series of the Trust (the “Fund”); and

WHEREAS, SKBA has entered into an Investment Manager Agreement with CNAM (the “SKBA Agreement”) pursuant to which SKBA agrees to provide investment sub-advisory services to the Fund; and

WHEREAS, the Trust, CNAM and SKBA believe that limiting the total expenses of shares of the Fund is in the best interests of the Fund;

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1.           Limit on Operating Expenses. CNAM and SKBA hereby agree to limit the Operating Expenses of each class of the Fund to the respective annual rate of total Operating Expenses specified for that class in Appendix A of this Agreement (each, an “Expense Cap”).  The Expense Caps may be implemented by waivers of investment advisory fees and/or reimbursement of expenses, at the discretion of SKBA.  If SKBA chooses to implement the Expense Caps by waiver of investment advisory fees, CNAM agrees to waive the investment advisory fees payable to it by the Fund pursuant to the Investment Management Agreement in the amounts necessary to achieve the Expense Caps, and SKBA agrees that the investment sub-advisory fees payable to it by CNAM pursuant to the SKBA Agreement shall be reduced by the same amounts.  SKBA further agrees that any reimbursement of expenses to limit Operating Expenses in accordance with an Expense Cap shall be the responsibility of SKBA.

2.           Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including CNAM’s investment advisory or management fee as described in the Investment Management Agreement and other expenses described in the Investment Management Agreement, but does not include any front-end or contingent deferred loads, taxes, interest, brokerage commissions, acquired fund fees and expenses, or extraordinary expenses such as litigation.

3.           Reimbursement of Fees and Expenses.  SKBA, pursuant to the SKBA Agreement, retains its right to receive reimbursement of reductions of its investment advisory fee and Operating Expenses paid by it that are not its responsibility as described in the Investment Sub-Advisory Agreement.

4.           Recoupment Balance.  Any fee reduced by SKBA, or Operating Expenses paid by it (collectively, “subsidies”), pursuant to this Agreement may be reimbursed by the Fund to

SKBA no later than the end of the third fiscal year following the year to which the subsidy relates if the aggregate expenses for that period do not exceed an Expense Cap in effect at the time the subsidies were incurred or any more restrictive limitation to which SKBA has agreed (subsidies available for reimbursement to SKBA under this paragraph are collectively referred to as the “Recoupment Balance”) and if the Board of Trustees approves the reimbursement.  SKBA generally shall seek reimbursement on a rolling three-year basis whereby the oldest subsidies are recouped first.  SKBA may not request or receive reimbursement of the Recoupment Balance in any year before payment of the Fund’s operating expenses for such year and may not cause the Fund to exceed an Expense Cap or any other agreed upon expense limitation for that year in making such reimbursement.  SKBA agrees not to request or seek reimbursement of subsidized Operating Expenses that are no longer eligible for reimbursement.

5.           Term.  This Agreement shall continue in effect until January 28, 2011 unless sooner terminated in accordance with Section 6 herein.

6.           Termination.  This Agreement may be terminated at any time by the Trust on behalf of the Fund or by the Board of Trustees of the Trust upon sixty (60) days’ written notice to CNAM and SKBA without payment of any penalty and shall automatically terminate upon the termination of the Investment Management Agreement or SKBA Agreement.

7.           Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties.

8.           Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9.           Captions.  The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

10.           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

*** Signature Page Follows***

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CNI CHARTER FUNDS By: /s/ Richard A. Weiss Name: Richard A. Weiss Title: President	CITY NATIONAL ASSET MANAGEMENT, INC. By: /s/ Richard A. Weiss Name: Richard A. Weiss Title: President

SKBA CAPITAL MANAGEMENT, LLC By: /s/ Joshua J. Rothe Name: Joshua J. Rothe Title: President

SCHEDULE A

The annualized expenses of each class of the Fund will be limited to the following annual rate of average daily net assets shown below:

Class	Expense Limitation
Class E	0.75%
Institutional Class	1.00%
Class N	1.25%

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